SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Spindletop Oil & Gas Co.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

848550208

(CUSIP Number)

West Coast Opportunity Fund, LLC c/o West Coast Asset Management, Inc. 1205 Coast Village Road Montecito, California 93108 Attention: R. Atticus Lowe Telephone: (805) 653-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 848550208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 0
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 848550208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 3,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .04%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP No.: 848550208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Atticus Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 3,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 848550208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance W. Helfert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 3,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 848550208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul J. Orfalea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 3,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON IN, HC

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, $0.01 par value (the “common stock”), of Spindletop Oil & Gas Co. (the “Issuer”), with its principal executive offices located at 12850 Spurling Road, Suite 200, Dallas Texas 75230-1279.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) West Coast Opportunity Fund, LLC, a Delaware limited liability company (the “Fund”); (2) West Coast Asset Management, Inc., a California corporation (the “Managing Member”), which serves as the managing member of the Fund; (3) R. Atticus Lowe, a United States Citizen (“Lowe”); (4) Lance W. Helfert, a United States Citizen (“Helfert”); and (5) Paul J. Orfalea, a United States Citizen (“Orfalea”, and together with Lowe and Helfert, the “Principals”). The principal business address of each of the Reporting Persons is located at 1205 Coast Village Road, Montecito, California 93108.

The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Each of Lowe’s and Helfert’s principal occupation is serving on the investment committee of the Managing Member. Orfalea’s principal occupation is involvement with a range of business ventures (including the Managing Member) and not-for-profit organizations.

The principal business of the Managing Member is providing investment management services to the Fund and to separately managed accounts, some of which are affiliated with the Reporting Persons. The Managing Member owns all of the shares reported in this Statement. The Managing Member and the Principals may be deemed to share (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

(d)–(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to purchase the 3,000 shares owned by it through the reporting date was approximately $10,034.

ITEM 4.	Purpose of Transaction.

All of the shares of common stock reported herein as being beneficially owned by the Reporting Person were acquired for investment purposes. Except as set forth herein, none of the Reporting Person has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of December 31, 2010, the Managing Member holds 3,000 shares of common stock, representing 0.04% of all of the Issuer’s outstanding shares of common stock.

(b) The Managing Member and the Principals share the power to vote Managing Member’s 3,000 shares of Issuer common stock.

(c) On December 31, 2010, the Fund entered into a Securities Purchase and Asset Acquisition Agreement (the “SP&AA”) among Enerjex Resources, Inc. (“Enerjex”), the Fund, Montecito Venture Partners, LLC (“MVP”); RGW Energy, LLC (“RGW”), J&J Operating Company, LLC (“J&J”); Working Interest Holding, LLC (“WIH”); and Frey Living Trust (“FREY”), under which the Fund contributed all its right, title and interest in its 700,000 shares of Issuer’s common stock valued at $1,295,000 to Enerjex in exchange for Enerjex common stock. The foregoing description of the SP&AA is not complete and is subject to and qualified in its entirety by reference to the SP&AA, a copy of which was filed as Exhibit 10.1 to that certain Form 8-K filed by Enerjex on January 6, 2011, and the terms of which are incorporated herein by reference.

(d) Not applicable.

(e) As of December 31, 2010 the Reporting Persons ceased to be a beneficial owner of over 5% of Issuer’s common stock.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: January 10, 2011

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/S/ DIANA PEREIRA
Name:	Diana Pereira
Title:	Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement dated January 10, 2011

Exhibit B – Power of Attorney dated January 15, 2009